                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
              UNITED STATES                          OMB Number:       3235-0145
     SECURITIES AND EXCHANGE COMMISSION              Expires:  December 31, 1997
          Washington, D.C. 20549                     Estimated average burden
                                                     hours per response... 14.90
                                                     ---------------------------



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.  1 ) *
                                             ---

                              Metra Biosystems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591591102
                  --------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)

--------------------------------------------------------------------------------

CUSIP No.  591591102                 13G                   Page  2  of  5  Pages
           -------------                                        ---    ---

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WEISS, PECK & GREER, L.L.C.

--------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                      (a) / /
                                                                       (b) /X/

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
4
          DELAWARE

--------------------------------------------------------------------------------

                                    SOLE VOTING POWER
                              5
                                    -0-
         NUMBER OF            --------------------------------------------------
           SHARES                   SHARED VOTING POWER
        BENEFICIALLY          6
          OWNED BY                  1,288,590
            EACH              --------------------------------------------------
         REPORTING                  SOLE DISPOSITIVE POWER
           PERSON             7
            WITH                    -0-
                              --------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                              8
                                    1,288,590

--------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
          1,288,590


--------------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

10        X

--------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          10.23%

--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON *
12
          BD, IA

--------------------------------------------------------------------------------

Cusip No. 591591102                                                 Page 3 of 5


Item 1(a).        Name of Issuer:  Metra Biosystems Inc.
                  --------------

Item 1(b).        Address of Issuer's Principal Executive Office:
                  ----------------------------------------------

                  265 North Whisman Road
                  Mountain View, CA 94043-3911

Item 2(a).        Name of Person Filing:  Weiss, Peck & Greer, L.L.C. ("WPG")
                  ---------------------

Item 2(b).        Address of Principal Business Office, or if None, Residence:
                  -----------------------------------------------------------

                  One New York Plaza
                  New York, NY 10004

Item 2(c).        Citizenship:
                  -----------

                  WPG is a limited liability company, organized under the laws of the State of Delaware

Item 2(d).        Title of Class of Securities:  Common Stock
                  ----------------------------

Item 2(e).        CUSIP Number:  591591102
                  ------------

Item 3.           If this statement is Filed Pursuant to Rules 13d-1(b) or
                  --------------------------------------------------------
                  13d-2(b), Check Whether the Person Filing is a:
                  ----------------------------------------------

                  (a) ( X )  Broker or Dealer registered under Section 15 of the
                             Securities Exchange Act of 1934 (the "Act")
                  (b) (   )  Bank as defined in Section 3(a)(6) of the Act
                  (c) (   )  Insurance Company as defined in Section 3(a)(19)
                             of the Act
                  (d) (   )  Investment Company registered under Section 8 of
                             the Investment Company Act of 1940
                  (e) ( X )  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
                  (f) (   )  Employee Benefit Plan, Pension Fund which is
                             subject to the provisions of the Employee
                             Retirement Income Security Act of 1974 or Endowment
                             Fund; see Sec. 240.13d-1(b)(1)(ii)(F)
                  (g) (   )  Parent Holding Company, in accordance with Sec.

                             240.13d-1(b)(ii)(G) (Note:  See Item 7)
                  (h) (   )  Group, in accordance with paragraph 240.13d-1(b)
                             (1)(ii)(H)

Item 4.           Ownership:
                  ---------

                  (a) Amount Beneficially Owned: 1,288,590 as of December 31,
                      1997.

                  (b) Percent of Class: 10.23% (based on the 12,599,000 shares shares of common stock reported to be outstanding in the Form 10-Q filed for the period ending December 31, 1997).

Cusip No. 591591102                                                 Page 4 of 5


                  (c) Number of shares as to which such person has:

                      (i)    sole power to vote:     -0-

                      (ii)   shared power to vote or to direct the vote:
                                    1,288,590

                      (iii)  sole power to dispose or to direct the disposition
                             of:    -0-

                      (iv)   shared power to dispose or to direct the
                             disposition  of:    1,288,590

Item 5.           Ownership of Five Percent or Less of a Class:
                  --------------------------------------------

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  ------

This Statement on Schedule 13G ("Schedule 13G") is filed by WPG, a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 1,288,590 shares of common stock of Metra Biosystems Inc. (the "Common Stock") held by WPG at December 31, 1997 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, WPG may be deemed to be a "beneficial owner" of such Common Stock. WPG expressly disclaims beneficial ownership of the Common Stock. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for his account. To the knowledge of WPG, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.

This Schedule 13G is not being filed with respect to the shares of Common Stock which may be owned by principals of WPG, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such Common Stock. Each of such principals disclaims, pursuant to Rule 13d-4, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective principal owns of record.

 Item 7.          Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent
                  -----------------------------------------------------
                  Holding Company:
                  ---------------

                  Not applicable.

 Item 8.          Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                  Not applicable.

Cusip No. 591591102                                                  Page 5 of 5


 Item 9.          Notice of Dissolution of the Group:
                  ----------------------------------

                  Not applicable.

 Item 10.         Certification:
                  -------------

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by WPG were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                 SIGNATURE
                                 ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 1998

WEISS, PECK & GREER, L.L.C.



By: /s/ Richard S. Pollack
   -----------------------
   Richard S. Pollack
   General Counsel

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).